

September 20, 2010

David Liu
Chief Executive Officer and President
The Knot, Inc.
462 Broadway 6th Floor
New York, New York 10013

> **Re:** **The Knot, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 12, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 30, 2010**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **Filed May 10, 2010**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Filed August 9, 2010**
> **File No. 000-28271**

Dear Mr. Liu:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

1. We note your response to comment two in our letter dated July 7, 2008 stating you will provide the following in future filings:

- Trends in the current market and competitive landscape;
- Key factors which drive revenue growth;
- Management's current expectations regarding overall revenue growth for at least the current calendar year; and
- Additional information regarding incremental investments which may currently be made in the business and the related impact on cost structure and the trend in operating costs from both a near term and longer range perspective.

However, it does not appear you have expanded your Management's Discussion and Analysis of Financial Condition and Results of Operations section to include these points. Please enhance your disclosure to include this information. In this discussion, please also provide:

- Additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance;
- Whether you expect your financial position to remain at its current level or to increase or decrease; and
- Those challenges and risks, in both the short and long term, and the actions you are taking to address them.

For example, you should elaborate on the impact of deterioration in macroeconomic conditions and consumer confidence on your retail partners which you mention on page 15 of your Risk Factors. We reissue comment two in our letter dated July 7, 2008 as it relates to the points above. Please see Item 303 of Regulation S-K and SEC Release No. 33-8350. This comment also applies to your Form 10-Qs for the periods ending March 31, 2010 and June 30, 2010.

Definitive Proxy Statement on Schedule 14A Filed on March 30, 2010

Corporate Governance, page 5

2. We note your statement on page 6 that your compensation committee is primarily responsible for oversight of risk related to compensation policies. We further note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Compensation Discussion and Analysis, page 10

3. We note your compensation committee approved base salary increases for Ms. Evans and Mr. Di Iorio on the basis of their personal performance and a review of salary levels for similar positions within the comparison group of companies. Please enhance your

disclosure to discuss those specific factors of Ms. Evans and Mr. Di Yoro's personal performance that the compensation committee considered when determining to increase their base salaries. Please identify specific contributions and contextualize those achievements for purposes of demonstrating how they resulted in the decision to increase their base salary. Please see Item 402(b)(2)(ix) of Regulation S-K.

4. We note that in 2008 and 2007, the threshold criteria for each executive's eligibility to receive a bonus were financial performance goals weighted equally between revenue and net income. We further note that in 2009, the threshold criteria was changed and weighted 75 percent for revenue and 25 percent for EBITDA. Please tell us why this threshold criteria was changed in 2009. Specifically, please tell us why revenue was given more weight and why EBITDA replaced net income as a threshold criteria.

5. We note your response to our prior comment eight in our letter dated July 7, 2008 and the related revisions in your filing. We further note your statement that in 2009, with the exception of your CEO and CFO, 50 percent of an executive's eligible bonus to be paid was subject to achievement of individual objectives. Please identify the specific contributions and provide additional context for those achievements by demonstrating how they resulted in specific compensation decisions. Although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight of how qualitative inputs are translated into objective pay determinations. Please see Item 402(b)(2)(vii) of Regulation S-K.

6. We note the factors your compensation committee considers when determining to make long-term incentive compensation grants to an executive officer. Please enhance your disclosure to specify which of these factors were considered and how these factors were weighed in granting $294,101 in stock awards (as measured by the aggregate grant date fair value) to each of your executive officers in February of 2009. Please see Item 402(b)(1)(v) of Regulation S-K.

Certain Relationships and Related Transactions, page 24

7. We note your statement that your audit committee reviews all related party transactions. Please revise your disclosure to describe your policies and procedures for review, approval, or ratification of related party transactions. Please see Item 404(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Angie Kim, Attorney Advisor, at (202) 551-3535, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director